STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

March 29, 2002

02028460

02 APR 17 AM 11:30

SUPPL

Securities and Exchange Commission
Office of International Corp. Finance
450 – 5th Street S.W. (3094)
Washington, D.C. 20549

Dear Sir or Madam:

RE: Corporation No. 82-3605

Enclosed please find duplicate copies of information we are required to file under Rule 12g3-2(b).

Yours truly,

STAMPEDE OILS INC.

Pam de Bruycker

/pdB
Encl.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

e.s.corp.sec.jan01

dlw 4/19

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

82-3605

To the Shareholders:

Below find a current News Release regarding the operations of the Stampede Turner Valley 2-34-20-3 W5M well. A more detailed News Release will be issued following the commencement of production from this well.

NEWS RELEASE
Stampede Turner Valley 2-34-20-3 W5M

CALGARY, ALBERTA - March 14, 2002, Stampede Oils Inc., the operator of the Stampede Turner Valley 2-34-20-3 W5M well, advises that the EUB has formally approved a Strategic and Tactical Plan outlining Stampede's Public Consultation/ Community Relations Program, submitted to the EUB by Stampede, as directed in EUB Decision 2001-109, issued on December 20, 2001.

Stampede intends that the operation for the installation of a 450 metre flow-line from the 2-34 well, to enable it to be put into production towards the end of this month, will commence March 21, 2002 following the distribution of a related Newsletter to area residents. This Newsletter is ready for immediate distribution. The Company has made arrangements for the sale and transmission of oil production from the well.

For further information contact J. Hawthorne or P. de Bruycker (403) 265-6166.

STAMPEDE OILS INC. is listed on the Canadian Venture Exchange under the symbol **STF**.

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

82-3605

To the Shareholders:

Below find a current News Release regarding the operations of the Stampede Turner Valley 2-34-20-3 W5M well. A more detailed News Release will be issued following the commencement of production from this well.

NEWS RELEASE
Stampede Turner Valley 2-34-20-3 W5M

CALGARY, ALBERTA - March 14, 2002, Stampede Oils Inc., the operator of the Stampede Turner Valley 2-34-20-3 W5M well, advises that the EUB has formally approved a Strategic and Tactical Plan outlining Stampede's Public Consultation/ Community Relations Program, submitted to the EUB by Stampede, as directed in EUB Decision 2001-109, issued on December 20, 2001.

Stampede intends that the operation for the installation of a 450 metre flow-line from the 2-34 well, to enable it to be put into production towards the end of this month, will commence March 21, 2002 following the distribution of a related Newsletter to area residents. This Newsletter is ready for immediate distribution. The Company has made arrangements for the sale and transmission of oil production from the well.

For further information contact J. Hawthorne or P. de Bruycker (403) 265-6166.

STAMPEDE OILS INC. is listed on the Canadian Venture Exchange under the symbol **STF**.